Exhibit 99.2

ATS CORPORATION

Management's Discussion and Analysis

For the Year Ended March 31, 2026

TSX: ATS
NYSE: ATS

Management's Discussion and Analysis
For the Year Ended March 31, 2026

This Management's Discussion and Analysis ("MD&A") for the year ended March 31, 2026 ("fiscal 2026") is as of May 28, 2026 and provides information on the operating activities, performance and financial position of ATS Corporation ("ATS" or the "Company"). It should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2026 ("Audited Consolidated Financial Statements"), which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and are reported in Canadian dollars. All references to "$" or "dollars" in this MD&A are to Canadian dollars unless otherwise indicated. Additional information is contained in the Company's filings with Canadian and U.S. securities regulators, including its Annual Information Form for fiscal 2026, found on the Company's profile on System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.ca, on the Company's profile on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") website at www.sec.gov, and on the Company's website at www.atsautomation.com.

IMPORTANT NOTES

Forward-Looking Statements
This document contains forward-looking information within the meaning of applicable securities laws. Please see "Forward-Looking Statements" for further information on page 41.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See "Non-IFRS and Other Financial Measures" on page 44 for an explanation of such measures and "Reconciliation of Non-IFRS Measures to IFRS Measures" beginning on page 29 for a reconciliation of non-IFRS measures.

COMPANY PROFILE

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems - including automation products and test solutions - for a broadly diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, consumer products, food & beverage, energy, and transportation. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

STRATEGY

To create sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company's foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model ("ABM"), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability.

Grow: To drive organic growth, ATS has developed and implemented growth tools under the ABM, which provide innovation and value to customers and work to grow reoccurring revenues.

Expand: To expand the Company's reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

ATS Business Model
The ABM is a business management system that ATS developed with the continuing goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

•People: developing, engaging and empowering ATS' people to build the best team;

•Process: aligning ATS' people to implement and continuously improve robust and disciplined business processes throughout the organization; and

•Performance: consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS' playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes acquisitions, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

Key ABM drivers include:

•Strengthening the core: adopting a customer-first mindset; implementing a robust performance management system; adhering to eight value drivers; managing through key performance indicators; and leveraging daily management to measure at the point of impact;

•Delivering growth: aligning with customer success; developing organizational talent; regularly confirming progress toward stated goals; and creating annual operating and capital deployment plans for each ATS division;

•Pursuing excellence: deploying specific goals that segment strategies into relevant areas of concentration; and improving continuously using Kaizen events, problem solving and other continuous improvement initiatives, which target increased performance annually; and

•Pioneering innovation: driving technology leadership in automation markets; creating innovative platforms and analytics that benefit customers by reducing complexity, shortening development cycles and improving production efficiencies; and expanding the reach and scope of ATS' capabilities for competitive advantage.

Management is pursuing several initiatives to grow revenues and improve profitability with the goal of expanding its adjusted earnings from operations margin to 15% over time through a combination of operational initiatives and portfolio development. Operational initiatives include a focus on pursuing continuous improvement in all business activities through the ABM, including in acquired businesses, improving global supply chain management, increasing the use of standardized platforms and technologies, and growing revenues while leveraging the Company's cost structure. Asset efficiency is also a priority, with the Company committed to ensuring its asset base is managed effectively to deliver long-term shareholder value. Portfolio development initiatives include efforts to grow the Company's products and after-sales service revenues as a percentage of overall revenues. Management also sees the development of the Company's digital capabilities as another key area of growth for the portfolio, including the collection and interpretation of data to help optimize performance for customers, particularly in relation to the Company's after-sales service offerings. In addition, management is focused on investing in innovation and employing a consistent, strategic approach to acquisitions.

BUSINESS OVERVIEW

With broad and in-depth knowledge across multiple industries and technical fields, ATS delivers custom automation solutions to customers designed to meet their volume and throughput requirements, lower their production costs, accelerate product delivery, and improve quality and quality control. ATS engages with customers on both greenfield programs, such as equipping new factories, and brownfield programs including capacity expansions, production relocations, equipment upgrades, software upgrades, efficiency improvements and factory optimizations. ATS is also building out its standard products and equipment portfolio and adding services and digital capabilities while growing its levels of reoccurring revenues. ATS is focused on expanding its market reach through its capabilities where high-value applications that are complex to manufacture and where quality is critical, align well with its strengths. ATS is selective in its choice of markets and favours regulated industries where quality and reliability are mandatory. ATS and its subsidiaries serve customers in the following markets: (a) life sciences, (b) consumer products, (c) food & beverage, (d) energy, and (e) transportation.

Life sciences includes automation solutions for high performance medical devices and hand-held and on-body monitoring devices, automated solutions for assay and chip assembly that deliver reliable test results and diagnoses, general pharmaceuticals and radiopharmaceuticals, and automation solutions for large and small scale pharmacy and laboratory operations. ATS is able to offer a unique value proposition through automation and scalability and end-to-end manufacturing capabilities to deliver a customer-centric approach with a global reach.

Consumer products includes automation solutions for the production and packaging of personal care items, cosmetics, and household goods, as well as technologies that support warehouse packaging automation and distribution for retail and e-commerce channels. ATS leverages modular, high-speed platforms to deliver systems that enhance throughput, ensure quality, and optimize supply chain execution across a wide variety of consumer applications.

Food & beverage includes automation solutions for food processing and packaging, including comprehensive solutions for fresh food packaging and inspection and convenience food preparation, utilization of filling technologies for a wide range of beverages, optical sorting, X-Ray and vision technology to specialize in inspection and quality control for varied food products, and high-speed and high precision applications for packaging solutions. Within the food & beverage vertical, ATS is focused on increasing and improving service levels to support customer demand, differentiating from competitors through continued innovation and new capabilities and broadening global reach by expanding into new markets or penetrating further into existing markets.

Energy includes nuclear, solar and other green energy applications. Within nuclear, ATS supports the design and commissioning of new reactor builds, refurbishment, operational maintenance, and decommissioning activities across Canada Deuterium Uranium (CANDU) reactors, small modular reactors (SMRs) and large-scale nuclear reactors. ATS develops and delivers specialized systems to support customers in the Company's areas of specialization, including tubing, handling, nuclear fuel fabrication, factory automation of modular assemblies for new nuclear builds and nuclear waste handling. ATS is well positioned to serve as a strategic partner from the concept and design phases all the way to execution, with a focus on improving safety and reducing manual intervention in complex, regulated environments. ATS also has automation capabilities for stationary fuel cells used in industrial and grid backup and energy storage applications. ATS also supports customers in the oil and gas space.

Transportation includes automation solutions that support the assembly and testing of automotive components and systems, primarily for electric vehicles ("EV"). Although transportation represents a smaller portion of ATS' business compared to several years ago, ATS continues to execute on projects where its specialized capabilities add value to specific customer solutions, including the need for volume and throughput requirements. Such projects include the specialized systems for the assembly and automation of battery modules and packs, motors, rotors and axles for electric vehicles, where the Company's capabilities and customer's needs align. During the fourth quarter of fiscal 2026, ATS undertook further reorganization and related activities within its transportation businesses, intended to reduce costs, including overhead related to excess facility capacity and to progress the Company's efforts to streamline its operations related to executing on large transportation contracts — see "Reorganization Activity."

ATS engages at varying points in customers' automation cycles. During the pre-automation phase, ATS offers comprehensive services, including discovery and analysis, concept development, simulation and total cost of ownership modeling, all of which help customers to verify the feasibility of different types of automation, set objectives for factors such as line speed and yield, assess production processes for manufacturability and calculate the total cost of ownership.

For customers that have decided to proceed with an automation project, ATS offers specialized equipment for specific applications and markets, as well as automation and integration services, including engineering design, prototyping, process verification, specification writing, software and manufacturing process controls development, equipment design and build, standard automation products/platforms, third-party equipment qualification, procurement and integration, automation system installation, product line commissioning, validation and documentation. Following the installation of custom automation, ATS may supply duplicate or similar automation systems that leverage engineering design completed in the original customer program. For customers seeking complex equipment production or build-to-print manufacturing, ATS provides value engineering, supply-chain management, integration and manufacturing capabilities, and other automation products and solutions.

Post-automation, ATS offers services including training, process optimization, preventative maintenance, emergency and on-call support, spare parts, retooling, retrofits and equipment relocation. Service agreements are often entered into at the time of new equipment sale or are available on an after-market basis on installed equipment. ATS offers a number of software and digital solutions to its customers, including connected factory floor management systems to capture, analyze and use real-time machine performance data to quickly and accurately troubleshoot, deliver process and product solution improvements, prevent equipment downtime, drive greater operational efficiency and unlock performance for sustainable production improvements.

Contract values for individual automation systems vary depending on the nature and complexity of the system and are often in excess of $1 million, with some contracts for enterprise-type programs well in excess of $10 million. Due to the custom nature of certain projects, contract durations vary, with typical durations for such projects ranging from six to 12 months, and some larger contracts extending to 18 to 24 months and beyond. Contracts for pre- and post-automation services range in value and can exceed $1 million with varying durations and can sometimes extend over several years. Contracts for other products range in value and duration, depending on their nature.

Competitive strengths
Management believes ATS has the following competitive strengths:

Global presence, size and critical mass: Although ATS has larger competitors, as many of the Company's competitors are smaller and operate with a narrower geographic and/or industrial market focus, ATS' global presence and scale provide advantages in serving multinational customers. ATS and its subsidiaries have a presence in Canada, the United States, Italy, Germany, Belgium, the United Kingdom, Thailand, Netherlands, Ireland, China, Czech Republic, Australia, Spain, France, Indonesia, Slovakia, Japan, India, Sweden, Switzerland, Austria, South Korea and Portugal. ATS can deliver localized service through its network of over 85 locations globally. Management believes that ATS' scale and global footprint provide it with competitive and operational advantages in supporting large, multinational customer programs and in delivering a lifecycle-oriented service platform to customers' global operations. In addition, customers seeking to de-risk or enhance the resiliency of their supply chains also provide future opportunities for ATS to pursue by leveraging its global presence and the inherent advantages of automation on production reliability and cost.

Technical skills, capabilities and experience: ATS has designed, manufactured, assembled and serviced automation systems worldwide and has an extensive knowledge base and accumulated design expertise. Management believes ATS' broad experience in many different industrial markets and with diverse technologies, its talented workforce, which includes approximately 2,200 engineers and approximately 400 program management personnel, and its ability to provide custom automation, repeat automation, automation products and value-added services, position the Company well to serve complex customer programs in a variety of markets.

Product and technology portfolio: ATS owns an extensive product and technology portfolio through the successful completion of thousands of unique automation projects. ATS has a number of standard automation platforms and products, including: innovative linear motion transport systems; pallet handling and sanitary conveyance systems; robust cam-driven assembly platforms; advanced vision systems used to ensure product or process quality; optical sorting and inspection technologies; test systems; factory management and intelligence and other software solutions; proprietary weighing hardware and process control software technologies; precision fluid-dispensing equipment; aseptic containment technologies; and biopharma processing equipment and high-performance tube filling and cartoning systems. Management believes the Company's extensive product and technology portfolio provides advantages in developing unique and leading solutions for customers and in maintaining competitiveness.

Recognized brands: Management believes ATS is well-known within the global automation industry due to its long history of innovation and broad scope of operations. In addition, ATS' subsidiaries operate under industry recognized brands, such as: "Avidity", a designer and manufacturer of automated water purification solutions for biomedical and life sciences applications; "Scientific Products", a specialized designer and manufacturer of pharmaceutical and packaging equipment and systems in the life sciences market; "BioDot", a leading manufacturer of automated fluid-dispensing systems in the life sciences market; "Comecer", a provider of high-tech automation systems for the nuclear medicine and pharmaceutical industries; "Heidolph", a manufacturer of premium lab equipment for the life sciences and pharmaceutical industries; "NCC", a provider of engineered-to-order sanitary automation solutions and standalone precision conveyance equipment in the food & beverage industries; "MARCO", a provider of yield control and recipe formulation systems in the food, nutraceuticals and cosmetics sectors; "CFT", a specialist in the development and production of turn-key machines and systems for the food & beverage industries; "Paxiom", a provider of primary, secondary, and end-of-line packaging machines in the food & beverage, cannabis, and pharmaceutical industries; "IWK", a specialist in the packaging market; and "Orise", a provider of innovative automation and digital solutions for process and production sectors. Management believes that ATS' brands and global reputation improve sales prospecting, allowing the Company to be considered for a wide variety of customer programs.

Trusted customer relationships: ATS serves some of the world's largest multinational companies. Many customer relationships are long-standing, often spanning a decade or more, and many customers are repeat buyers who return to ATS and its subsidiaries time after time to meet their automation manufacturing, assembly, processing, and service needs.

Total-solutions capabilities: Customers often rely on ATS because it can provide comprehensive, turnkey solutions in automation. This allows customers to single source their most complex projects from ATS rather than rely on multiple engineering firms, equipment builders and/or service/component suppliers. In addition, ATS provides customers with other value-added services including pre-automation consulting, total cost-of-ownership studies, lifecycle material management, and post-automation service, optimization, training and support.

FINANCIAL HIGHLIGHTS
(In millions of dollars, except per share and margin data)

	Q4 2026	Q4 2025	Variance	Fiscal 2026	Fiscal 2025	Variance
Revenues	$747.1	$574.2	30.1%	$2,972.9	$2,533.3	17.4%
Adjusted revenues[1]	$744.3	$721.1	3.2%	$2,970.1	$2,680.2	10.8%
Net income (loss)	$(16.2)	$(68.9)	76.5%	$71.7	$(28.0)	356.1%
Adjusted earnings from operations[1]	$76.8	$74.3	3.4%	$314.4	$282.6	11.3%
Adjusted earnings from operations margin[2]	10.3%	10.3%	1bps	10.6%	10.5%	4bps
Adjusted EBITDA[1]	$102.5	$97.1	5.6%	$413.0	$368.9	12.0%
Adjusted EBITDA margin[2]	13.8%	13.5%	31bps	13.9%	13.8%	14bps
Basic earnings (loss) per share	$(0.16)	$(0.70)	77.1%	$0.73	$(0.29)	351.7%
Adjusted basic earnings per share[1]	$0.36	$0.41	(12.2)%	$1.69	$1.47	15.0%
Order Bookings[3]	$704	$863	(18.4)%	$2,952	$3,305	(10.7)%

As At	March 31 2026	March 31 2025	Variance
Order Backlog[3]	$1,958	$2,139	(8.5)%
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures."
2Non-IFRS ratio — See "Non-IFRS and Other Financial Measures."
3Supplementary financial measure — See "Non-IFRS and Other Financial Measures."

EXECUTIVE SUMMARY

•Following a review of its portfolio against its long-term value creation criteria, the Company determined that certain transportation-related businesses were no longer aligned with its return objectives, and took further steps in the quarter to realign its cost structure and capital needs accordingly. Included in net income is $28.3 million of costs associated with reorganizing the Company's transportation-related businesses — see "Reorganization Activity." These restructuring and other related costs are expected to be funded by proceeds of the sale of buildings in the U.S. and Germany. The reorganization activity will directly support the Company's margin expansion efforts.
•Fourth quarter revenues were $747.1 million, and included $2.8 million related to the impact of transportation reorganization — see "Reorganization Activity." On an adjusted basis1, fourth quarter revenue growth was 3.2% year over year, primarily driven by organic revenue growth2 of 1.5% in addition to the positive impact of foreign exchange translation of 1.7%. "Acquisitions" or "acquired companies" in this MD&A refer to companies that were not part of the consolidated group in the comparable prior-year periods.
•Order Bookings in the fourth quarter were $704 million, compared to $863 million in the fourth quarter last year, which reflected a decrease of 19.3% in organic Order Bookings3. The fourth quarter last year included a large customer project award within consumer products. This was partially offset by organic growth3 in Order Bookings in food & beverage. Trailing twelve month book-to-bill ratio3 of 0.99:1 at March 31, 2026 reflects the Company's execution against a strong
1 Adjusted revenue and organic revenue are non-IFRS financial measures — see "Non-IFRS and Other Financial Measures."
2 Organic revenue growth is a non-IFRS financial ratio — see "Non-IFRS and Other Financial Measures."
3 Order Bookings, organic Order Bookings growth and book-to-bill ratio are supplementary financial measures — see "Non-IFRS and Other Financial Measures."

backlog built over the prior fiscal year, with the Company's funnel remaining active across its diversified end markets.
•Order Backlog1 of $1,958 million at period-end was 8.5% lower than the fourth quarter last year. Order Backlog remains distributed across strategic global markets and regulated industries, provides good revenue visibility, and supports the Company's more modest revenue growth expectations for fiscal 2027 compared to fiscal 2026. The Company maintains its longer-term goal of growing its revenues greater than market growth rates in its chosen markets.
•Non-cash working capital as a percentage of adjusted revenues2 was 12.1%. The improvement from 22.4% in the corresponding quarter last year was due to the previously disclosed payment received in the first quarter of fiscal 2026 from the settlement with a large EV customer. Improvement from 16.4% in the third quarter of fiscal 2026 was due to timing of milestone billings and payments, and the balance sheet impacts of the transportation reorganization, including adjustments to certain project-related balances. Continued focus on project execution and commercial discipline also supported working capital performance. The Company had a net debt to pro forma adjusted EBITDA ratio2 at March 31, 2026 of 2.8 times, and management expects the Company to continue to operate within its targeted leverage ratio of 2.0 to 3.0 times throughout fiscal 2027. The Company may temporarily operate above this range in the event a capital deployment opportunity arises that meets its disciplined criteria for shareholder value creation, with a clear path to returning to management's targeted leverage ratio within a specified timeframe. The Company has been actively cultivating acquisition opportunities and has a healthy pipeline across a number of its end markets.
•Adjusted earnings from operations3 for the quarter was $76.8 million (10.3% adjusted earnings from operations margin2), compared to $74.3 million (10.3% adjusted earnings from operations margin) a year ago, primarily due to higher revenues and improved gross margins.

ORDER BOOKINGS BY QUARTER
(in millions of dollars)

	Fiscal 2026	Fiscal 2025
Q1	$693	$817
Q2	734	742
Q3	821	883
Q4	704	863
Total Order Bookings	$2,952	$3,305

Fourth quarter of fiscal 2026 Order Bookings were $704 million, a 18.4% year-over-year decrease, reflecting a 19.3% decline in organic Order Bookings, partially offset by 0.9% from the positive impact of foreign exchange translation. By market, Order Bookings in life sciences decreased compared to the prior-year period primarily due to the timing of customer capital investment cycles. Order Bookings within life sciences in the quarter were well diversified, including orders for radiopharmaceutical applications and for medical device automation solutions outside of autoinjector (GLP-1) assembly equipment. Order Bookings in both consumer products and energy decreased from the prior period primarily due to timing of customer orders, while Order Bookings in food & beverage increased compared to the prior-year period primarily due to timing of customer orders in addition to the positive impact of foreign exchange translation. Order Bookings in transportation decreased, as expected, based on end-market capacity requirements, particularly in EV.

1 Order Backlog is a supplementary financial measures — see "Non-IFRS and Other Financial Measures."
2 Non-cash working capital as a percentage of revenues, net debt to pro forma adjusted EBITDA and adjusted earnings from operations margin are non-IFRS ratios — see "Non-IFRS and Other Financial Measures."
3 Adjusted earnings from operations is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."

Fiscal 2026 Order Bookings were $2,952 million, a 10.7% decrease compared to last year, reflecting a decline in organic Order Bookings of 14.4%, partially offset by 1.2% growth from acquired companies and a 2.5% increase due to foreign exchange translation, primarily reflecting the strengthening of the Euro relative to the Canadian dollar. Order Bookings from acquired companies totalled $39.8 million. By market, Order Bookings in life sciences decreased primarily due to the inclusion of several large enterprise Order Bookings last year. Order Bookings in consumer products increased primarily due to large customer project awards, including awards for warehouse packaging automation. Bookings in food & beverage increased primarily due to contributions of acquired companies of $13.6 million and the positive impact of foreign exchange translation, partially offset by timing of customer capital spending decisions in Europe for tomato processing. Order Bookings in energy increased primarily reflecting nuclear-related programs, including reactor refurbishment and fuel fabrication. Order Bookings in transportation decreased, as expected, based on end-market capacity requirements, particularly in EV.

Trailing twelve month book-to-bill ratio at March 31, 2026 was 0.99:1 reflecting the Company's execution against a strong backlog built over the prior fiscal year, as previously secured orders converted into revenues.

ORDER BACKLOG CONTINUITY
(In millions of dollars)

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Opening Order Backlog	$2,053	$2,060	$2,139	$1,793
Adjusted Revenues[1]	(744)	(721)	(2,970)	(2,680)
Order Bookings	704	863	2,952	3,305
Order Backlog adjustments[2]	(55)	(63)	(163)	(279)
Total	$1,958	$2,139	$1,958	$2,139
1Non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."
2Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom Group ("Paxiom") in the twelve months ended March 31, 2025), foreign exchange adjustments, and normal course scope changes and cancellations and the removal of Order Backlog related to the Company's disagreement with one of its EV customers in fiscal 2025.

OUTLOOK

Order Backlog by Market
(In millions of dollars)

As at	March 31, 2026	March 31, 2025
Life Sciences	$1,077	$1,199
Consumer Products	278	282
Food & Beverage	214	258
Energy	260	186
Transportation	129	214
Total	$1,958	$2,139

At March 31, 2026, Order Backlog was $1,958 million, 8.5% lower than at March 31, 2025.

The life sciences funnel remains strong and diversified, with opportunities in strategic submarkets such as pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to identify opportunities with both new and existing customers, including those who produce diagnostic and therapeutic radiopharmaceuticals, auto-injectors, wearable devices, automated pharmacy solutions, contact lenses and pre-filled syringes, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. ATS serves customers in laboratory research where government funding in the U.S. has been and continues to be constrained. However, management has not seen a material impact on its overall life sciences funnel activity. ATS is also advancing a coordinated go-to-market reorganization across its lab equipment businesses, with early pipeline activity building. Funnel activity in consumer products is stable, although discretionary spending by consumers, influenced by factors such as inflationary pressures, may impact timing of some customer investments in the Company's solutions. Funnel activity in food & beverage remains strong. The Company continues to benefit from strong brand recognition within global tomato processing, as well as other soft fruit and vegetable processing industries. There is continued demand for automated solutions within the food & beverage market more broadly, in areas such as secondary processing and packaging. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the new reactor build market, including small modular reactors, and grid battery storage. In transportation, the funnel consists of opportunities reflective of current end-market capacity needs and ATS' specialized capabilities, which can support customers as opportunities arise, including automation solutions that support the assembly and testing of automotive components and systems, primarily for EV. The capabilities of the ATS businesses historically focused on transportation are expected to continue to build their unique capabilities and technologies for use in other industrial applications.

Customers seeking to de-risk or enhance supply chain resiliency, address skilled worker shortages or combat higher labour costs present ongoing and future opportunities for ATS. Management believes that the underlying trends driving customer demand for ATS solutions, including growing labour constraints, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production, remain favourable. In addition, funnel growth in markets where sustainability requirements are a focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provides ATS with opportunities to use its capabilities to respond to customer needs, such as global and regional requirements to reduce carbon emissions.

Order Backlog of $1,958 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the first quarter of fiscal 2027, management expects to generate revenues in the range of $700 million to $740 million. This estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. For fiscal 2027, the Company expects modest revenue growth, reflecting continued demand across its diversified global end markets, while the ongoing reorganization of its transportation-related operations is expected to remove dilutive revenues of approximately $50 million. Additionally, Life Sciences enters fiscal 2027 with a more normalized backlog, having worked through the strong bookings from fiscal 2025. Neither factor reflects a change in the underlying demand environment or the Company's expectations to outperform growth in its chosen markets over time. Over the long term, the Company's objective is to grow revenues at a rate that exceeds the underlying growth of its chosen end markets, supported by its global scale, technology differentiation, and disciplined execution of the ABM.

Adjusted earnings from operations margin is expected to improve by approximately 50 to 75 basis points in fiscal 2027. This improvement is expected to be achieved through a combination of lower costs achieved from the transportation reorganization (see "Reorganization Activity"), disciplined execution of the ABM across the portfolio, targeted commercial practices, and an improved after-market mix supported by the integration of services directly into the Company's operating units. A portion of the savings from the reorganization will be reinvested in higher-growth areas, including the Company's nuclear business, where management sees meaningful long-term opportunity. Margin improvement will not be linear across quarters and should be considered on a full-year basis. The Company's long-term adjusted earnings from operations margin target of 15% remains unchanged. As progress is made toward this target, the Company may update its long-term margin objectives. Adjusted earnings from operations margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases (see "Tariffs"), and price and lead-time volatility may continue to disrupt the timing and progress of the Company's margin expansion efforts and may affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing and geographies of customer capital expenditure decisions on larger opportunities, including as a result of their evaluations of tariffs, can cause variability in Order Bookings from quarter to quarter (see "Tariffs"). Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS products at regular intervals, are expected to provide some balance to customers' capital expenditure cycles. ATS expects reoccurring revenues to be in the range of 25%-35% on a trailing twelve month basis.

The Company maintains a sustained focus on non-cash working capital. Over the long term, the Company expects to continue investing in non-cash working capital to support growth, with some fluctuations expected on a quarter-over-quarter basis. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activity
The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities and other operational efficiency opportunities.

Restructuring costs
The Company previously disclosed expected restructuring costs of approximately $20 million in the third and fourth quarters of fiscal 2026. In the fourth quarter of fiscal 2026, restructuring expenses of $15.2 million were recorded in relation to these activities, bringing the total cost for the year ended March 31, 2026, to $23.1 million. This includes costs from the Company's previously announced fiscal 2025 restructuring program, as well as the fiscal 2026 initiative. Combined, this is consistent with the Company's previously disclosed expectations.

In the first quarter of fiscal 2027, the Company expects restructuring costs of approximately $5 million related to transportation-related divisions and approximately $5 million to $10 million related to other parts of the business, as warranted. As part of transportation-related restructuring, three smaller facilities in the U.S. will be closed. The Company will continue to evaluate its cost structure throughout fiscal 2027 as event-driven opportunities are identified across the portfolio, with a specific focus on margin expansion.

Other reorganization activities
During the fourth quarter of fiscal 2026, after a thorough review, the Company identified additional opportunities to continue the realignment of the cost structure and capital needs of its transportation-related businesses, including consolidation of remaining transportation-focused standalone divisions, and addressing excess facility capacity. Two facilities in the U.S. and one facility in Germany are being held for sale, with one of the facilities in the U.S. to be structured as a sale and leaseback transaction. The proceeds from the sale of these facilities, expected in fiscal 2027, are expected to fund the restructuring activities and other related costs associated with exiting these businesses and concluding the Company's obligations with respect to legacy customer contracts.

As part of these actions, the Company is repositioning its transportation-related activities by applying engineering and automation capabilities, including areas such as laser welding, machine vision and high-precision testing, into other applications where the Company's capability and customer's needs align. As these businesses are repositioned and given they represent a smaller portion of the business overall, the Company expects that, in the coming quarters, transportation will no longer be reported as a separate market vertical.

Included in the fourth quarter of fiscal 2026 net loss is $28.3 million relating to costs directly associated with the transportation reorganization activities noted above, including aged inventory adjustments, and impairment charges and costs associated with completing existing legacy customer contracts. In addition, included in net loss is $9.8 million of costs associated with the Company's previously announced initiative to embed its growing services business within its operating units. These amounts represent $7.2 million of amortization costs associated with redundant assets as well as additional costs to complete remaining legacy (primarily transportation related) customer contracts. The reorganization costs are included as non-IFRS adjusting items in adjusted net income – see "Reconciliation of Non-IFRS Measures to IFRS Measures."

The restructuring and reorganization activity is expected to support the Company's margin expansion initiatives throughout fiscal 2027.

Tariffs
The majority of the Company's shipments from Canada into the U.S. fall within the current terms of the US-Mexico-Canada trade agreement ("USMCA"). However, the U.S. has imposed tariffs on certain goods from various jurisdictions globally, including Canada and Europe; and further tariffs and trade agreements continue to be discussed. Management continues to actively monitor the situation as it evolves and is taking steps to mitigate risks where possible while continuing to offer support to customers based on their needs, which may include onshoring or reshoring production. Supply chain impacts resulting from shifting trade dynamics have been largely mitigated through alternative sourcing, along with pricing strategies. While the Company could see impacts over time arising from unmitigated costs related to the tariffs themselves, potential supplier price increases, and the timing and geographic shifts in customers' capital deployment, ATS' global footprint and decentralized operating model, supported by the ABM, provide some flexibility to address potential disruptions over the long term. As with prior tariffs, the potential impact, if any, of the revised Section 232 tariffs is dependent on specific customer programs and the nature of the Company's work and, at this time the Company does not expect these tariffs to have a material impact. On a trailing twelve month basis, the Company's equipment and product adjusted revenues from its Canadian and European operations being sold into the U.S. remained consistent with the range previously disclosed, and was just over 20% of the Company's total adjusted revenues for the year ended March 31, 2026. Adjusted revenues is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."
DETAILED ANALYSIS

CONSOLIDATED RESULTS
(In millions of dollars, except per share data)

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025	Fiscal 2024
Revenues	$747.1	$574.2	$2,972.9	$2,533.3	$3,032.9
Cost of revenues	558.8	512.4	2,122.0	1,886.6	2,177.4
Selling, general and administrative	162.5	174.2	620.3	604.2	503.5
Restructuring costs	15.2	3.5	23.1	24.0	22.8
Stock-based compensation	2.5	(2.3)	8.7	9.2	13.8
Earnings (loss) from operations	$8.1	$(113.6)	$198.8	$9.3	$315.4
Net finance costs	$25.5	$26.7	$99.6	$92.2	$68.7
Income tax expense (recovery)	(1.2)	(71.4)	27.5	(54.9)	52.5
Net income (loss)	$(16.2)	$(68.9)	$71.7	$(28.0)	$194.2
Basic earnings (loss) per share	$(0.16)	$(0.70)	$0.73	$(0.29)	$1.98

Total assets			$4,340.0	$4,621.9	$4,088.8
Total cash and short-term investments			$285.0	$225.9	$170.2
Total debt			$1,436.2	$1,700.3	$1,287.4
Other non-current liabilities			$128.5	$146.9	$120.0

Non-IFRS Financial Measures[1]	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Adjusted revenues[2]	$744.3	$721.1	$2,970.1	$2,680.2
Adjusted earnings from operations	$76.8	$74.3	$314.4	$282.6
EBITDA	$54.9	$(75.6)	$362.7	$162.0
Adjusted EBITDA	$102.5	$97.1	$413.0	$368.9
Adjusted basic earnings per share	$0.36	$0.41	$1.69	$1.47
1Non-IFRS financial measures — see "Non-IFRS and Other Financial Measures."
2The transportation reorganization included an increase to revenue and an increase to cost of revenue which was recorded to reflect additional billings and costs to complete legacy customer programs — see "Reorganization Activity."

Consolidated Adjusted Revenues
(In millions of dollars)

Adjusted Revenues by type	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Revenues from construction contracts	$388.2	$402.0	$1,599.2	$1,458.0
Services rendered	186.7	159.3	723.9	651.2
Sale of goods	169.4	159.8	647.0	571.0
Total adjusted revenues[1]	$744.3	$721.1	$2,970.1	$2,680.2

Adjusted Revenues by market	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Life Sciences	$378.0	$416.9	$1,522.0	$1,471.8
Consumer Products	161.1	89.2	553.0	335.7
Food & Beverage	110.7	112.9	498.8	416.9
Energy	67.9	33.7	226.6	124.0
Transportation	26.6	68.4	169.7	331.8
Total adjusted revenues[1]	$744.3	$721.1	$2,970.1	$2,680.2

Adjusted revenues by customer location	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
North America	$404.6	$379.0	$1,558.6	$1,432.0
Europe	247.2	252.5	1,020.5	938.6
Asia/Other	92.5	89.6	391.0	309.6
Total adjusted revenues[1]	$744.3	$721.1	$2,970.1	$2,680.2

Additional adjusted revenue disaggregation[2]	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Custom integration and automation systems	$241.7	$269.4	$1,033.7	$978.0
Products and equipment	240.8	229.7	927.1	812.8
Services including spare parts	261.8	222.0	1,009.3	889.4
Total adjusted revenues[1]	$744.3	$721.1	$2,970.1	$2,680.2
1Unless otherwise noted, all below commentary is on adjusted revenues.
2Supplementary financial measure — see "Non-IFRS and Other Financial Measures."

Fourth Quarter
Fourth quarter fiscal 2026 revenues were 30.1% or $172.9 million higher than in the corresponding period a year ago, primarily reflecting a year-over-year increase in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $10.8 million or 1.5%, in addition to the $146.9 million impact from the one-time settlement with an EV customer in the prior year. On an adjusted basis, revenues were 3.2% or $23.2 million higher than in the corresponding period a year ago. Revenues generated from construction contracts decreased 3.4% or $13.8 million from the prior period primarily due to lower Order Backlog entering the period and was partially offset by the positive impact of foreign exchange translation. Revenues from services increased 17.2% or $27.4 million, primarily due to organic revenue growth on higher Order Backlog entering the period and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 6.0% or $9.6 million primarily due to organic revenue growth on higher Order Backlog entering the period.

By market, revenues generated in life sciences decreased $38.9 million or 9.3% year over year. This was primarily due to a decrease in organic revenue growth on lower Order Backlog entering the quarter as the prior year included several large enterprise Order Bookings in life sciences. Revenues generated in consumer products increased $71.9 million or 80.6% year over year primarily due to organic revenue growth, including contributions from warehouse packaging automation projects. Revenues generated in food & beverage decreased $2.2 million or 1.9% from the corresponding period last year due to timing of customer projects. Revenues in energy increased $34.2 million or 101.5% year over year due to organic revenue growth on higher Backlog Order entering the quarter, including execution of nuclear projects. Revenues in transportation decreased $41.8 million or 61.1% year over year due to lower Order Backlog entering the quarter, as expected.

Full Year
Revenues for the year ended March 31, 2026 were 17.4% or $439.6 million higher than in the prior year and included $43.2 million of revenues earned by acquired companies Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph") and Paxiom, alongside a 3.2% positive impact of foreign exchange translation. The prior year included a $146.9 million impact from one-time settlement from an EV customer. On an adjusted basis, revenues were 10.8% or 289.9 million higher than the prior year. Revenues generated from construction contracts increased 9.7% or $141.2 million due to organic growth on higher Order Backlog entering the year, in addition to the positive impact of foreign exchange translation and $13.5 million of contributions from acquired companies. Revenues from services increased 11.2% or $72.7 million due to organic revenue growth on higher Order Backlog entering the fiscal year, including contributions from warehouse packaging automation projects, in addition to the positive impact of foreign exchange translation. Revenues from the sale of goods increased 13.3% or $76.0 million compared to the prior period primarily due to organic revenue growth on higher Order Backlog entering the fiscal year, in addition to revenues earned by acquired companies of $26.9 million, mainly from Heidolph, and the positive impact of foreign exchange translation.
By market, revenues in fiscal 2026 from life sciences increased $50.2 million or 3.4% over the prior period on organic revenue growth resulting from higher Order Backlog entering the fiscal year, the positive impact of foreign exchange translation and $26.0 million of revenues earned by acquired companies. Revenues generated in consumer products increased $217.3 million or 64.7%, primarily due to organic revenue growth on higher Order Backlog entering the fiscal year, in addition to increased Order Bookings during the fiscal year and the positive impact of foreign exchange translation. Revenues generated in food & beverage increased $81.9 million or 19.6% from the prior period due to organic revenue growth on higher Order Backlog entering the fiscal year, in addition to the positive impact of foreign exchange translation and contributions from the acquisition of Paxiom. Revenues in energy increased $102.6 million or 82.7% over the prior period due to organic revenue growth on higher Order Backlog entering the fiscal year and increased Order Bookings during the fiscal year, including execution of nuclear projects. Revenues in transportation decreased $162.1 million or 48.9% from the prior period, as expected, primarily due to lower Order Backlog entering the period, as the prior year included several large EV Order Bookings.

Cost of revenues. At $558.8 million, fourth quarter of fiscal 2026 cost of revenues increased by $46.4 million, or 9.1% compared to the corresponding period a year ago, primarily due to higher revenues. Fourth quarter fiscal 2026 gross margin was 25.2% (or 29.4% of adjusted revenues and excluding cost of revenues from the transportation reorganization of $28.6 million and cost of revenues impact of the services reorganization of $4.6 million), compared to 10.8% (or 29.0% adjusted revenues and excluding acquisition-related inventory fair value charges of $0.6 million) in the corresponding period a year ago. The year-over-year increase in gross margin on adjusted revenues excluding adjusting items was 36 basis points, primarily due to program mix.

Fiscal 2026 gross margin was 28.6% (or 29.7% of adjusted revenues and excluding cost of revenues of $28.6 million from the transportation reorganization and cost of revenues of $4.6 million from the services reorganization), compared to 25.5% (or 29.8% of adjusted revenues excluding acquisition-related inventory fair value charges of $4.4 million) in the corresponding period a year ago. The year-to-

date gross margin on adjusted revenues excluding adjusting items decreased primarily on account of program mix, and is reflective of the gross margin profiles of projects being executed across the Company's market verticals during the year.

Selling, general and administrative expenses. SG&A expenses for the fourth quarter of fiscal 2026 were $162.5 million and included $13.9 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $0.1 million of incremental costs related to the Company's acquisition activity, $5.2 million related to the services reorganization, $2.5 million from the SG&A impact of the transportation reorganization, and $1.3 million of CEO inducement costs. Excluding these items, SG&A expenses were $139.5 million in the fourth quarter of fiscal 2026. Comparably, SG&A expenses for the fourth quarter of fiscal 2025 were $133.9 million, which excluded $15.2 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $0.9 million of incremental costs related to the Company's acquisition activity and the $24.2 million impact of a one-time settlement with an EV customer. Higher SG&A expenses in the fourth quarter of fiscal 2026 primarily reflected increased professional fees and the impact of foreign exchange. The CEO inducement costs are recognized over the term of the award, which will be paid April 1, 2027.

Fiscal 2026 SG&A expenses were $620.3 million, which included $58.1 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $0.8 million of incremental costs related to the Company's acquisition activity, $5.2 million from the SG&A impact of the services reorganization, $2.5 million SG&A impact of the transportation reorganization, and $1.3 million of CEO inducement costs. Excluding these costs, SG&A expenses were $552.4 million. Comparably, SG&A expenses for the year ended March 31, 2025 were $500.9 million, which excluded $66.4 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, $4.0 million of incremental costs related to the Company's acquisition activity and $8.7 million of one-time settlement costs related to a cancelled customer project, and the $24.2 million impact of one-time settlement with an EV customer. Excluding these costs, higher SG&A expenses for the year ended March 31, 2026 primarily reflected incremental SG&A expenses from acquired companies of $13.6 million, in addition to the impact of foreign exchange translation and to a lesser extent, increased employee costs and professional fees.

Restructuring costs. Restructuring costs for the three months and year ended March 31, 2026 were $15.2 million and $23.1 million, respectively, compared to $3.5 million and $24 million in the corresponding periods a year ago. For further information on the restructuring costs, refer to "Reorganization Activity" on page 13.

Stock-based compensation. Stock-based compensation expense was $2.5 million in the fourth quarter of fiscal 2026 and included $0.1 million of revaluation expenses from deferred share units ("DSUs") and restricted share units ("RSUs"), resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was a recovery of $2.3 million in the corresponding period a year ago, which included a $3.4 million recovery of stock-based compensation revaluation expenses. Management expects stock-based compensation expense, excluding stock-based compensation revaluation expenses, to normalize to approximately $20.0 million in fiscal 2027, with typical variability.

Fiscal 2026 stock-based compensation expense was $8.7 million, which included $1.5 million of stock-based compensation revaluation expenses in addition to a $7.3 million reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO. This is compared to a stock-based compensation expense of $9.2 million a year earlier, which included a $5.3 million recovery of stock-based compensation revaluation expenses.

Earnings (loss) and adjusted earnings from operations
(in millions of dollars)

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Earnings (loss) from operations	$8.1	$(113.6)	$198.8	$9.3
Amortization of acquisition-related intangible assets	13.9	15.2	58.1	66.4
Acquisition-related transaction costs	0.1	0.9	0.8	4.0
Acquisition-related inventory fair value charges	—	0.6	—	4.4
Restructuring charges	15.2	3.5	23.1	24.0
Cancelled contract costs	—	—	—	8.7
EV customer settlement	—	171.1	—	171.1
Stock-based compensation forfeiture[2]	—	—	(7.3)	—
Transportation reorganization[3]	28.3	—	28.3	—
Services reorganization[4]	9.8	—	9.8	—
CEO inducement	1.3	—	1.3	—
Mark to market portion of stock-based compensation	0.1	(3.4)	1.5	(5.3)
Adjusted earnings from operations[1]	$76.8	$74.3	$314.4	$282.6
1Non-IFRS financial measure — see "Non-IFRS and Other Financial Measures."
2Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the fiscal year.
3Included in the transportation reorganization costs is an increase of $2.8 million to revenue, $28.6 million increase of cost of revenues, and $2.5 million increase to SG&A.
4Included in the services reorganization is a $2.6 million impact to cost of revenues, $2.0 million of amortization charges recorded to cost of revenues, and $5.2 million of amortization recorded to SG&A.

Fourth Quarter
Fourth quarter fiscal 2026 earnings from operations were $8.1 million (1.1% operating margin) compared to a loss of $113.6 million ((15.8)% operating margin) in the fourth quarter a year ago. Operating margin is a supplementary financial measure — see "Non-IFRS and Other Financial Measures." Fourth quarter fiscal 2026 earnings from operations included $13.9 million related to amortization of acquisition-related intangible assets, $0.1 million of incremental costs for the Company's acquisition activity, $15.2 million of restructuring charges, $28.3 million related to the impact of the transportation reorganization, $9.8 million related to the impact of the services reorganization, $1.3 million related to the fourth quarter of fiscal 2026 CEO inducement costs, and $0.1 million of stock-based compensation revaluation expense. Fourth quarter fiscal 2025 loss from operations included $15.2 million of amortization of acquisition-related intangible assets, $0.9 million of incremental costs for acquisition activity, $0.6 million of acquisition-related fair value adjustments to acquired inventories, $3.5 million of restructuring charges, a $171.1 million impact of the one-time settlement with an EV customer, and a $3.4 million recovery of stock-based compensation revaluation expense.

Excluding these items in both quarters, adjusted earnings from operations were $76.8 million (10.3% adjusted earnings from operations margin), compared to $74.3 million (10.3% adjusted earnings from operations margin) a year ago. Fourth quarter of fiscal 2026 adjusted earnings from operations primarily reflected higher adjusted revenues, partially offset by increased SG&A costs.

Full Year
For the year ended March 31, 2026, earnings from operations were $198.8 million (6.7% operating margin), compared to $9.3 million (0.3% operating margin) a year ago. Earnings from operations included $58.1 million related to amortization of acquisition-related intangible assets, $0.8 million of incremental costs related to the Company's acquisition activity, $23.1 million of restructuring charges, $7.3 million of stock-based compensation recovery due to forfeiture of unvested awards, $28.3 million related to the impact of the transportation reorganization, $9.8 million related to the impact of the services reorganization, $1.3 million related to the fiscal 2026 portion of CEO inducement costs, and

$1.5 million of stock-based compensation revaluation expenses of cash-settled awards recorded to stock-based compensation. For the year ended March 31, 2025, earnings from operations included $66.4 million related to amortization of acquisition-related intangible assets, $4.0 million of incremental costs related to the Company's acquisition activity, $4.4 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $24.0 million of restructuring charges, $8.7 million of one-time settlement costs related to a cancelled customer project recorded, $171.1 million of the impact of the one-time settlement with an EV customer, and a $5.3 million recovery of stock-based compensation revaluation expenses.

Excluding these items in both years, adjusted earnings from operations were $314.4 million (10.6% margin), compared to $282.6 million (10.5% margin) in the corresponding period a year ago. Increased adjusted earnings from operations primarily reflected higher adjusted revenues. Adjusted earnings from operations is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Net finance costs. Net finance costs were $25.5 million in the fourth quarter of fiscal 2026, compared to $26.7 million a year ago. Fiscal 2026 finance costs were $99.6 million compared to $92.2 million a year ago. Fiscal 2026 full year increase was primarily due to the issuance of Canadian senior unsecured notes (the "CAD Senior Notes") which were outstanding for only a portion of the prior-year period.

Income tax expense (recovery). For the three and twelve months ended March 31, 2026, the Company's effective income tax rates of 6.9% and 27.7%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5% primarily due permanent differences in certain jurisdictions and the tax impact on deferred tax assets relating to a change in corporate tax rates for the jurisdictions in which the deferred tax assets are held. These impacts are partially offset by the tax benefits recognized in certain countries that have lower tax rates and the tax benefits from tax efficient financing structures.

After adjusting the income tax expense (recovery) for the current year impact of the German tax rate change and for the impact of current year non-IFRS adjustments, the adjusted effective tax rates for the three and twelve months ended March 31, 2026 are 31.0% and 23.0%, respectively, compared to 16.0% and 24.2%, respectively, for the periods ending March 31, 2025. Adjusted effective tax rate is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Net income (loss). Net loss for the fourth quarter of fiscal 2026 was $16.2 million ((16) cents per share basic), compared to net loss of $68.9 million ((70) cent per share basic) for the fourth quarter of fiscal 2025. The improvement primarily reflected higher revenues, partially offset by increased SG&A. Adjusted basic earnings per share were 36 cents compared to 41 cents in the fourth quarter of fiscal 2025.

For the year ended March 31, 2026, net income was $71.7 million (73 cents per share basic), an increase of $99.7 million (and $1.02 per share basic) compared to a year ago. This was primarily the result of higher revenues. Adjusted basic earnings per share were $1.69 for the year ended March 31, 2026 compared to $1.47 in the corresponding period a year ago. Adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Other Non-IFRS Measures of Performance
(In millions of dollars)

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Earnings (loss) from operations	$8.1	$(113.6)	$198.8	$9.3
Depreciation and amortization	46.8	38.0	163.9	152.7
EBITDA[1]	$54.9	$(75.6)	$362.7	$162.0
Restructuring charges	15.2	3.5	23.1	24.0
Acquisition-related transaction costs	0.1	0.9	0.8	4.0
Acquisition-related inventory fair value charges	—	0.6	—	4.4
Cancelled contract costs	—	—	—	8.7
EV customer settlement	—	171.1	—	171.1
Stock-based compensation forfeiture[2]	—	—	(7.3)	—
Transportation reorganization	28.3	—	28.3	—
Services reorganization[3]	2.6	—	2.6	—
CEO inducement	1.3	—	1.3	—
Mark to market portion of stock-based compensation	0.1	(3.4)	1.5	(5.3)
Adjusted EBITDA[1]	$102.5	$97.1	$413.0	$368.9
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures."
2Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the fiscal year.
3Services reorganization costs incurred in the quarter include $7.2 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

Fourth Quarter
Depreciation and amortization expense was $46.8 million in the fourth quarter of fiscal 2026, compared to $38.0 million a year ago. This increase was primarily due to the services reorganization — see "Reorganization Activity."
EBITDA was $54.9 million (7.4% EBITDA margin) in the fourth quarter of fiscal 2026 compared to $(75.6) million ((10.5)% EBITDA margin) in the fourth quarter of fiscal 2025. EBITDA for the fourth quarter of fiscal 2026 included $15.2 million of restructuring charges, $0.1 million of incremental costs related to acquisition activity, $28.3 million related to the impact of the transportation reorganization, $2.6 million related to the impact of the services reorganization, $1.3 million related to the fourth quarter of fiscal 2026 CEO inducement costs and $0.1 million of stock-based compensation revaluation expense of cash-settled awards. EBITDA for the corresponding period in the prior year included $3.5 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.6 million of acquisition-related fair value adjustments to acquired inventories, $171.1 million of impact from the one-time settlement with an EV customer, and $3.4 million of recoveries of stock-based compensation revaluation expenses. Excluding these amounts, adjusted EBITDA was $102.5 million (13.8% adjusted EBITDA margin), compared to $97.1 million (13.5% adjusted EBITDA margin) for the corresponding period in the prior year. Higher adjusted EBITDA primarily reflected increased adjusted revenues, partially offset by increased SG&A.

Full Year
Depreciation and amortization expense was $163.9 million for fiscal 2026, compared to $152.7 million a year ago. This increase was primarily due to incremental amortization on recent capital asset additions and the impact of the services reorganization — see "Reorganization Activity".

EBITDA was $362.7 million (12.2% EBITDA margin) in fiscal 2026 compared to $162.0 million (6.0% EBITDA margin) a year ago. EBITDA for fiscal 2026 included $23.1 million of restructuring charges, $0.8 million of incremental costs related to the Company's acquisition activity, $(7.3) million stock-based compensation recovery associated with forfeiture of the former CEO's unvested awards, $28.3 million related to the impact of the transportation reorganization, $2.6 million related to the impact of the services reorganization, $1.3 million related to the fiscal 2026 portion of the CEO inducement, and $1.5 million of stock-based compensation revaluation expenses of cash-settled awards. EBITDA a year ago included $24.0 million of restructuring charges, $4.0 million of incremental costs related to the Company's acquisition activity, $4.4 million of acquisition-related fair value adjustments to acquired inventories, $8.7 million of one-time settlement costs for a cancelled customer project, $171.1 million of impact from the one-time settlement with an EV customer, and a $5.3 million recovery of stock-based compensation revaluation expenses. Excluding these amounts in both periods, adjusted EBITDA was $413.0 million (13.9% adjusted EBITDA margin), compared to $368.9 million (13.8% adjusted EBITDA margin) a year ago. Higher adjusted EBITDA reflected higher revenues, partially offset by increased SG&A expenses. EBITDA and adjusted EBITDA are non-IFRS financial measures, and EBITDA margin and adjusted EBITDA margin are non-IFRS ratios — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

SHARE DATA
During fiscal 2026, 472,230 stock options were exercised. At May 28, 2026, the total number of common shares outstanding was 98,116,312. There were also 1,057,494 stock options outstanding to acquire common shares of the Company and 983,137 RSUs outstanding that may be settled in ATS common shares where deemed advisable by the Company, as an alternative to cash payments. A portion of the RSUs are subject to the performance vesting conditions of the Company's RSU plan.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and may be used to settle some or all of the RSU grants when such RSU grants are fully vested. During the three months ended March 31, 2026, nil common shares were purchased. During the year ended March 31, 2026, 238,621 common shares were purchased for $9.6 million. The trust is included in the Company's consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

NORMAL COURSE ISSUER BID

On December 18, 2025, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,225,621 common shares during the 12-month period ending December 21, 2026.

During the three months ended March 31, 2026, the Company purchased nil common shares under the current NCIB program, and during the year ended March 31, 2026, the Company purchased nil common shares under the current NCIB program and 308,758 common shares under the previous NCIB program for $10.0 million.
Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
Investments
(in millions of dollars)

	Fiscal 2026	Fiscal 2025
Investments – increase (decrease)
Non-cash operating working capital	$(246.6)	$8.0
Acquisition of property, plant and equipment	33.6	34.0
Acquisition of intangible assets	43.1	44.1
Proceeds from disposal of assets	(0.7)	(5.5)
Total cash investments	$(170.6)	$80.6
In fiscal 2026, the Company's investment in non-cash working capital decreased $246.6 million, compared to an increase of $8.0 million a year ago. Accounts receivable decreased 27.2%, or $195.7 million, primarily due to the collection of the settlement amount with an EV customer in the first quarter of fiscal 2026. Net contracts in progress decreased 25.4%, or $44.0 million compared to March 31, 2025, primarily due to the timing of billings on certain customer contracts. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories decreased 7.8%, or $25.0 million, primarily due to timing of project completions that reduced work in progress inventories in addition to the impact of transportation reorganization activities — see "Reorganization Activity." Deposits and prepaid assets decreased 8.9%, or $9.3 million compared to March 31, 2025, primarily due to timing of deposits. Accounts payable and accrued liabilities decreased 6.4%, or $42.7 million, compared to March 31, 2025 primarily due to timing of supplier billings and payments and fair value impacts related to the Company's forward contracts. Provisions increased 7.0%, or $2.1 million compared to March 31, 2025.

Non-cash working capital as a percentage of revenue was 12.1% at March 31, 2026, compared to 22.4% at March 31, 2025. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Cash investments in property, plant and equipment totalled $33.6 million in fiscal 2026, compared to $34.0 million for fiscal 2025. Expenditures primarily related to purchases of production equipment and computer hardware. Intangible assets expenditures were $43.1 million for fiscal 2026, compared to $44.1 million for fiscal 2025, and primarily related to various internal development projects and computer software. Capital expenditures for fiscal 2027 for tangible assets and intangible assets are expected to be in the $70 million to $90 million range and reflect the Company's plan to add capacity to support growth while investing in innovation, along with ongoing business requirements. The Company will continue to build flexibility into its capacity plans through the strategic use of leased facilities and third-party services.

Proceeds from disposal of assets were $0.7 million in fiscal 2026, compared to $5.5 million in fiscal 2025. The decrease largely related to the disposal of redundant facilities in fiscal 2025.

The Company performs impairment tests on its goodwill and intangible asset balances on an annual basis or as warranted by events or circumstances. The Company conducted its annual impairment assessment in the fourth quarter and determined there was no impairment of goodwill or intangible assets (fiscal 2025 – $nil).

All the Company's investments involve risks and require judgments and estimates regarding the likelihood of recovery of the respective costs. In the event management determines that any of the

Company's investments have become permanently impaired or recovery is no longer reasonably assured, the value of the investment would be written down to its estimated net realizable value as a charge against earnings.

Liquidity, Cash Flow and Financial Resources
(In millions of dollars, except ratios)

As at	March 31, 2026	March 31, 2025
Cash and cash equivalents	$285.0	$225.9
Debt-to-equity ratio[1]	0.89:1	1.10:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Cash, beginning of period	$263.1	$263.2	$225.9	$170.2
Total cash provided by (used in):
Operating activities	149.5	39.3	448.4	25.8
Investing activities	(24.9)	(24.6)	(76.0)	(268.5)
Financing activities	(102.4)	(54.3)	(313.1)	290.3
Net foreign exchange difference	(0.3)	2.3	(0.2)	8.1
Cash, end of period	$285.0	$225.9	$285.0	$225.9

In the fourth quarter of fiscal 2026, cash flows provided by operating activities were $149.5 million compared to $39.3 million provided by operating activities in the corresponding period a year ago. The increase in cash flow from operations was primarily attributed to timing of investments in non-cash working capital.

In the year ended March 31, 2026, cash flows provided by operating activities were $448.4 million compared to $25.8 million provided by operating activities a year ago. The year-over-year change is attributed to the first quarter of fiscal 2026 collection of the settlement amount with an EV customer in addition to strong cash collections, timing of investments in non-cash working capital and higher net income.

The free cash flow of the Company for fiscal 2026 was an inflow of $371.7 million, compared to an outflow of $52.3 million a year ago, due to collections on the negotiated settlement with an EV customer in the first quarter of fiscal 2026, increased net income and reduced investment in working capital. The Company has a multi-year free cash flow target of 100% of net income — fiscal 2026 target of $71.7 million. Free cash flow is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

At March 31, 2026, the Company had $951.1 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $219.2 million available under letter of credit facilities.

On December 4, 2025, the Company amended its senior secured credit facility (the "Credit Facility"), extending the maturity date to December 4, 2029. The Credit Facility consists of (i) a $900.0 million secured committed revolving line of credit and (ii) a fully drawn $150.0 million secured term credit facility. The Company incurred transaction costs of $2.5 million which were deferred and are being amortized over the term of the Credit Facility. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At March 31, 2026, the Company had

utilized $200.0 million under the Credit Facility, of which $200.0 million was classified as long-term debt (March 31, 2025 - $452.2 million) and $nil by way of letters of credit (March 31, 2025 - $nil). Subsequent to March 31, 2026, the Company paid $50.0 million towards the outstanding balance on the revolving line of credit.
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the agent's prime rate or the agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see "Risk Management").

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At March 31, 2026, all of the covenants were met.

The Company has additional credit facilities available of $110.9 million (40.0 million Euros, U.S. $24.0 million, 110.0 million Thai Baht, 2.5 million GBP, 5.0 million CNY, $1.0 million AUD and $1.9 million CAD). The total amount outstanding on these facilities as at March 31, 2026 was $8.7 million, of which $6.7 million was classified as bank indebtedness (March 31, 2025 - $27.3 million), $1.9 million was classified as long-term debt (March 31, 2025 - $2.1 million) and $nil by way of letters of credit (March 31, 2025 - $nil). The interest rates applicable to the credit facilities range from 3.10% to 6.75% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350.0 million aggregate principal amount of senior notes (the "U.S. Senior Notes") were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2026, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see "Risk Management").

On August 21, 2024, the Company completed a private placement of $400.0 million aggregate principal amount of CAD Senior Notes. The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200.0 million of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to $600.0 million. The additional CAD Senior Notes were issued at a premium of $1.3 million which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. Transaction fees of $9.6 million were deferred and are being amortized over the term of the CAD Senior Notes. At March 31, 2026, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

Contractual Obligations
(In millions of dollars)

The Company's contractual obligations are as follows as at March 31, 2026:

	Payments Due by Period
	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Bank indebtedness	$6.7	$6.7	$—	$—	$—	$—	$—
Long-term debt obligations[1]	1,602.0	59.2	59.5	546.3	239.3	39.3	658.4
Lease liability obligations[1]	174.1	39.7	32.9	27.6	23.6	17.8	32.5
Purchase obligations	391.7	361.4	25.3	4.2	0.7	0.1	—
Accounts payable and accrued liabilities	622.4	622.4	—	—	—	—	—
Total	$2,796.9	$1,089.4	$117.7	$578.1	$263.6	$57.2	$690.9
1Long-term debt obligations and lease liability obligations include principal and interest.

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2026, the total value of outstanding letters of credit was approximately $283.9 million (March 31, 2025 - $279.4 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial statements.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company's credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company's trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

RISK MANAGEMENT

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on the $300.0 million outstanding on the Company's secured credit facility at that date, to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026. On March 16, 2026, the Company discontinued hedge accounting on the $150.0 million revolver portion of the credit facility due to a repayment of the hedged item. The $150.0 million term loan remains in the pre-existing hedging relationship.

On March 16, 2026, the Company entered into a forward starting variable for fixed interest rate swap instrument to swap the variable interest rate on the $150.0 million outstanding on the term loan to a fixed 3.264%. The terms of the hedging relationship will be effective November 4, 2026 and will end on November 4, 2028, aligned with the terms of the Company's credit facility.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.

FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.
The Company's Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. Certain of the Company's foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company's forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a one- to twenty-four-month period.

The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes as well as its Euro-denominated net investment.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap 165.3 million Euros into Canadian dollars to hedge its Euro-denominated net investment. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Year-end actual exchange rates			Period average exchange rates
	March 31, 2026	March 31, 2025	% change	March 31, 2026	March 31, 2025	% change
U.S. dollar	1.391	1.439	(3.3)%	1.382	1.391	(0.6)%
Euro	1.608	1.556	3.3%	1.602	1.494	7.2%

CONSOLIDATED QUARTERLY RESULTS
(In millions of dollars, except per share amounts)

	Q4 2026	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Revenues	$747.1	$760.7	$728.5	$736.7	$574.2	$652.0	$612.8	$694.3
Adjusted revenues[1]	$744.3	$760.7	$728.5	$736.7	$721.1	$652.0	$612.8	$694.3
Earnings (loss) from operations	$8.1	$57.7	$75.2	$57.8	$(113.6)	$33.1	$22.2	$67.6
Adjusted earnings from operations[1]	$76.8	$79.9	$79.1	$78.6	$74.3	$65.7	$56.5	$86.2
Net income (loss)	$(16.2)	$30.0	$33.6	$24.3	$(68.9)	$6.5	$(0.9)	$35.3
Basic earnings (loss) per share	$(0.16)	$0.31	$0.34	$0.25	$(0.70)	$0.07	$(0.01)	$0.36
Diluted earnings (loss) per share	$(0.16)	$0.30	$0.34	$0.25	$(0.70)	$0.06	$(0.01)	$0.36
Adjusted basic earnings per share[1]	$0.36	$0.48	$0.45	$0.41	$0.41	$0.32	$0.25	$0.50
Order Bookings[2]	$704	$821	$734	$693	$863	$883	$742	$817
Order Backlog[3]	$1,958	$2,053	$2,070	$2,068	$2,139	$2,060	$1,824	$1,882
1Non-IFRS financial measure — See "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."
2Supplementary financial measure —See "Non-IFRS and Other Financial Measures" and "Order Bookings by Quarter."
3Supplementary financial measure — See "Non-IFRS and Other Financial Measures" and "Order Backlog Continuity."

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations, due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

RELATED PARTY TRANSACTIONS

The Company had an agreement with a shareholder, Mason Capital Management, LLC ("Mason Capital"), pursuant to which Mason Capital provided ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $0.5 million. As part of the agreement, Michael Martino, a member of the Company's board of directors (the "Board") who is associated with Mason Capital, had waived any fees to which he may otherwise have been entitled for serving as a member of the Board or as a member of any committee of the Board. As Mr. Martino was selected by the Board to serve as the Chair of the Board, Mason Capital and the Company collectively determined that it would be appropriate to terminate, and have terminated, this agreement effective March 31, 2026. Consequently, Mr. Martino will be entitled to fees for serving a Chair of the Board and for serving on any committee of the Board commencing in fiscal 2027.

There were no other significant related party transactions in fiscal 2026.

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted revenues to the most directly comparable IFRS measure (revenues):

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Revenues	$747.1	$574.2	$2,972.9	$2,533.3
Transportation reorganization[1]	(2.8)	—	(2.8)	—
EV customer settlement	—	146.9	—	146.9
Adjusted revenues	$744.3	$721.1	$2,970.1	$2,680.2
1The transportation reorganization included an increase to revenue and cost of revenue and was recorded to reflect additional billings and costs to complete legacy customer programs — see "Reorganization Activity."

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Adjusted EBITDA	$102.5	$97.1	$413.0	$368.9
Less: Restructuring charges	15.2	3.5	23.1	24.0
Less: Acquisition-related transaction costs	0.1	0.9	0.8	4.0
Less: Acquisition-related inventory fair value charges	–	0.6	—	4.4
Less: Cancelled contract costs	–	—	—	8.7
Less: EV customer settlement	–	171.1	—	171.1
Less: Stock-based compensation forfeiture[1]	–	—	(7.3)	—
Less: Transportation reorganization	28.3	—	28.3	—
Less: Services reorganization[2]	2.6	—	2.6	—
Less: CEO inducement	1.3	—	1.3	—
Less: Mark to market portion of stock-based compensation	0.1	(3.4)	1.5	(5.3)
EBITDA	$54.9	$(75.6)	$362.7	$162.0
Less: Depreciation and amortization expense	46.8	38.0	163.9	152.7
Earnings (loss) from operations	$8.1	$(113.6)	$198.8	$9.3
Less: Net finance costs	25.5	26.7	99.6	92.2
Less: Income tax expense (recovery)	(1.2)	(71.4)	27.5	(54.9)
Net income (loss)	$(16.2)	$(68.9)	$71.7	$(28.0)
1Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.
2Services reorganization costs incurred in the quarter include $7.2 million of amortization costs arising from a change in useful lives of certain assets. These amounts are excluded from the reconciling adjustment as they are already excluded in the calculation of EBITDA.

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended March 31, 2026					Three Months Ended March 31, 2025
	Earnings from operations	Finance costs	Income tax recovery	Net income (loss)	Basic EPS	Earnings (loss) from operations	Finance costs	Income tax recovery	Net income (loss)	Basic EPS
Reported (IFRS)	$8.1	$(25.5)	$1.2	$(16.2)	$(0.16)	$(113.6)	$(26.7)	$71.4	$(68.9)	$(0.70)
Amortization of acquisition- related intangibles	13.9	—	—	13.9	0.14	15.2	—	—	15.2	0.15
Restructuring charges	15.2	—	—	15.2	0.15	3.5	—	—	3.5	0.04
Acquisition-related inventory fair value charges	—	—	—	—	—	0.6	—	—	0.6	0.01
Acquisition-related transaction costs	0.1	—	—	0.1	—	0.9	—	—	0.9	0.01
EV customer settlement	—	—	—	—	—	171.1	—	—	171.1	1.75
Transportation reorganization	28.3	—	—	28.3	0.29	—	—	—	—	—
Services reorganization	9.8	—	—	9.8	0.10	—	—	—	—	—
CEO inducement	1.3	—	—	1.3	0.01	—	—	—	—	—
Mark to market portion of stock-based compensation	0.1	—	—	0.1	—	(3.4)	—	—	(3.4)	(0.04)
Adjustment to income tax recovery[1]	—	—	(17.1)	(17.1)	(0.17)	—	—	(79.0)	(79.0)	(0.81)
Adjusted (non-IFRS)	$76.8			$35.4	$0.36	$74.3			$40.0	$0.41
1For a breakdown of items included in adjustments to income tax expense (recovery) see reconciliation of adjusted effective income tax rate table.

	Year Ended March 31, 2026					Year Ended March 31, 2025
	Earnings from operations	Finance costs	Income tax expense	Net income	Basic EPS	Earnings from operations	Finance costs	Income tax recovery	Net income (loss)	Basic EPS
Reported (IFRS)	$198.8	$(99.6)	$(27.5)	$71.7	$0.73	$9.3	$(92.2)	$54.9	$(28.0)	$(0.29)
Amortization of acquisition- related intangibles	58.1	—	—	58.1	0.59	66.4	—	—	66.4	0.68
Restructuring charges	23.1	—	—	23.1	0.23	24.0	—	—	24.0	0.24
Acquisition-related inventory fair value charges	—	—	—	—	—	4.4	—	—	4.4	0.04
Acquisition-related transaction costs	0.8	—	—	0.8	0.01	4.0	—	—	4.0	0.04
Cancelled contract costs	—	—	—	—	—	8.7	—	—	8.7	0.09
EV customer settlement	—	—	—	—	—	171.1	—	—	171.1	1.75
Stock-based compensation forfeiture[1]	(7.3)	—	—	(7.3)	(0.07)	—	—	—	—	—
Transportation reorganization	28.3	—	—	28.3	0.29	—	—	—	—	—
Services reorganization	9.8	—	—	9.8	0.10	—	—	—	—	—
CEO inducement	1.3	—	—	1.3	0.01	—	—	—	—	—
Mark to market portion of stock-based compensation	1.5	—	—	1.5	0.02	(5.3)	—	—	(5.3)	(0.05)
Adjustment to income tax expense (recovery)[2]	—	—	(21.8)	(21.8)	(0.22)	—	—	(100.9)	(100.9)	(1.03)
Adjusted (non-IFRS)	$314.4			$165.5	$1.69	$282.6			$144.4	$1.47
1Reversal of previously recorded stock-based compensation expense due to the departure of the Company's former CEO within the fiscal year.
2For a breakdown of items included in adjustments to income tax expense (recovery) see reconciliation of adjusted effective income tax rate table.

The following table reconciles organic revenue to adjusted revenues, which have been reconciled to the most directly comparable IFRS measure (revenues) earlier in the document:

	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Organic revenue	$731.9	$671.3	$2,841.1	$2,492.2
Revenues of acquired companies	—	28.5	43.2	140.8
Impact of foreign exchange rate changes	12.4	21.3	85.8	47.2
Total adjusted revenues	$744.3	$721.1	$2,970.1	$2,680.2
Organic revenue growth	1.5%		6.0%

The following table reconciles non-cash working capital as a percentage of adjusted revenues to the most directly comparable IFRS measures:

As at	March 31, 2026	March 31, 2025
Accounts receivable	$523.7	$719.4
Income tax receivable	10.4	32.1
Contract assets	436.8	503.6
Inventories	295.2	320.2
Deposits, prepaids and other assets	94.9	104.2
Accounts payable and accrued liabilities	(622.4)	(665.1)
Income tax payable	(34.1)	(40.1)
Contract liabilities	(307.3)	(330.1)
Provisions	(32.1)	(30.0)
Non-cash working capital	$365.1	$614.2
Trailing six-month adjusted revenues annualized	$3,009.8	$2,746.1
Working capital %	12.1%	22.4%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	March 31, 2026	March 31, 2025
Cash and cash equivalents	$285.0	$225.9
Bank indebtedness	(6.7)	(27.3)
Current portion of lease liabilities	(35.2)	(32.7)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(119.5)	(96.7)
Long-term debt	(1,274.6)	(1,543.5)
Net Debt	$(1,151.2)	$(1,474.5)
Pro Forma Adjusted EBITDA (TTM)	$413.0	$374.4
Net Debt to Pro Forma Adjusted EBITDA	2.8x	3.9x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Cash flows provided by operating activities	$149.5	$39.3	$448.4	$25.8
Acquisition of property, plant and equipment	(12.3)	(11.9)	(33.6)	(34.0)
Acquisition of intangible assets	(13.1)	(17.1)	(43.1)	(44.1)
Free cash flow	$124.1	$10.3	$371.7	$(52.3)

The following table calculates the adjusted effective tax rate based on net income before income taxes including adjusting items and adjusted income tax expense:

(in millions of dollars)	Q4 2026	Q4 2025	Fiscal 2026	Fiscal 2025
Earnings (loss) from operations	$8.1	$(113.6)	$198.8	$9.3
Amortization of acquisition-related intangible assets	13.9	15.2	58.1	66.4
Acquisition-related transaction costs	0.1	0.9	0.8	4.0
Acquisition-related inventory fair value charges	—	0.6	—	4.4
Restructuring charges	15.2	3.5	23.1	24.0
Cancelled contract costs	—	—	—	8.7
EV customer settlement	—	171.1	—	171.1
Stock-based compensation forfeiture	—	—	(7.3)	—
Transportation reorganization	28.3	—	28.3	—
Services reorganization	9.8	—	9.8	—
CEO inducement	1.3	—	1.3	—
Mark to market portion of stock-based compensation	0.1	(3.4)	1.5	(5.3)
Adjusted earnings from operations	76.8	74.3	314.4	282.6
Net finance costs	25.5	26.7	99.6	92.2
Income before income taxes including adjusting items	51.3	47.6	214.8	190.4

Income tax expense (recovery)	(1.2)	(71.4)	27.5	(54.9)
Estimated tax impact of adjusting items	17.1	44.0	28.8	65.9
Impact of recognition of previously unrecognized deferred income tax assets from prior years	—	36.8	—	36.8
Income tax impacts relating to transactions that occurred in a prior fiscal year	—	(1.8)	—	(1.8)
Additional tax provision related to the departure of the Company's former CEO in the fiscal year	—	—	(1.6)	—
Impact of tax rate change on deferred tax assets	—	—	(5.4)	—
Adjusted income tax expense	15.9	7.6	49.3	46.0

Adjusted effective income tax rate	31.0%	16.0%	23.0%	24.2%

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of RSUs and DSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

	Q4 2026	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Total stock-based compensation expense (recovery)	$2.5	$4.5	$(6.7)	$8.4	$(2.3)	$5.1	$2.7	$3.7
Less: stock-based compensation forfeiture[1]	—	—	(7.3)	—	—	—	—	—
Less: mark to market portion of stock-based compensation	0.1	1.4	(3.7)	3.6	(3.4)	1.4	(1.9)	(1.3)
Base stock-based compensation expense	$2.4	$3.1	$4.3	$4.8	$1.1	$3.7	$4.6	$5.0
1.Reversal of previously recorded stock-based compensation expense due to departure of the Company's former CEO within the fiscal year.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

Notes 2 and 3 to the consolidated financial statements describe the basis of accounting and the Company's significant accounting policies.

Macroeconomic environment
The Company continues to operate in an uncertain macroeconomic environment influenced by various factors, including cross-border tariffs, interest rate changes, inflation, supply chain dynamics and other impediments and uncertainties related to cross-border trade, geopolitical issues, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Any of these factors, alone or in combination, could affect the global and Canadian economies, which could adversely affect the Company's business, operations and customers. ATS monitors these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management also monitors and assesses the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's consolidated financial statements.

The Company tests for impairment on an annual basis and if there are indicators that impairment may have arisen. In calculating the recoverable amount for impairment testing, management is required to make several assumptions, including, but not limited to, expected future revenues, expected future cash flows and forward multiples.

Revenue recognition and contracts in progress
The nature of ATS contracts requires the use of estimates to quote new business, and most automation systems are typically sold on a fixed-price basis. Revenues on construction contracts and other long-term contracts are recognized on a percentage of completion basis as outlined in note 3(c) "Revenue recognition – Construction contracts" to the consolidated financial statements. In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These cost estimates are reviewed at each reporting period and by their nature may give rise to income volatility. If the actual costs incurred by the Company to complete a contract are significantly higher than estimated, the Company's earnings may be negatively affected. The use of estimates involves risks, including volatility within the supply chain that can lead to inflation to the price of inputs as well as the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer's specification, the extent of which is sometimes not determinable until after the project has been awarded. In the event the Company is unable to meet the defined performance specification for a contracted automation system, it may need to redesign and rebuild all or a portion of the system at its expense without an increase in the selling price. Certain contracts may have provisions that reduce the selling price or provide purchase price refunds if the Company fails to deliver or complete the contract by specified dates.

These provisions may expose the Company to liabilities or adversely affect the Company's results of operations or financial position.

ATS' contracts may be terminated by customers in the event of a default by the Company or, in some cases, for the convenience of the customer. In the event of a termination for convenience, the Company typically negotiates a payment provision reflective of the progress achieved on the contract and/or the costs incurred to the termination date. If a contract is cancelled, Order Backlog is reduced and production utilization may be negatively impacted.

A complete provision, which can be significant, is made for losses on such contracts when the losses first become known. Revisions in estimates of costs and profits on contracts, which can also be significant, are recorded in the accounting period in which the relevant facts impacting the estimates become known.

A portion of ATS' revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, provided collection is reasonably assured.

Investment tax credits and income taxes
Investment tax credit assets, disclosed in note 18 to the consolidated financial statements, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18 to the consolidated financial statements, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax- planning strategies.

If the assessment of the Company's ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter. However, it is possible that at some future date an additional liability could result from audits by taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Stock-based payment transactions
The Company measures the cost of transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for stock-based payment transactions requires the determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the future forfeiture rate, the expected life of the share option, weighted average risk-free interest rate, volatility and dividend yield, and formation of assumptions. The assumptions and models used for estimating fair value for stock-based payment transactions are disclosed in note 19 to the consolidated financial statements.

Impairment of non-financial assets
Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculations involve significant estimates and assumptions. Items estimated include cash flows, discount rates and assumptions on revenue growth rates. These estimates could affect the Company's future results if the current estimates of future performance and fair values change. Goodwill is assessed for impairment on an annual basis as described in note 11 to the consolidated financial statements. The Company performed its annual impairment test of goodwill in the fourth quarter and determined there was no impairment (March 31, 2025 – $nil).

Provisions
As described in note 3(n) to the consolidated financial statements, the Company records a provision when an obligation exists, an outflow of economic resources required to settle the obligation is probable and a reliable estimate can be made of the amount of the obligation. The Company records a provision based on the best estimate of the required economic outflow to settle the present obligation at the consolidated statement of financial position date. While management believes these estimates are reasonable, differences in actual results or changes in estimates could have a material impact on the obligations and expenses reported by the Company.

Employee benefits
The cost of defined benefit pension plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in their respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country. Further details about the assumptions used are provided in note 15 to the consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

ACCOUNTING STANDARDS ADOPTED IN FISCAL 2026

The Company has not adopted any standard, interpretation or amendment that had or is expected to have an impact on the Company.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ended March 31, 2026, and accordingly, have not been applied in preparing the consolidated financial statements. The Company reasonably expects the following standards to be applicable at a future date.

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. IFRS 18 introduces the following key changes:
•a revised structure for the consolidated statement of income, including new defined categories of income and expenses and required subtotals such as operating profit or loss and profit or loss before financing and income taxes;
•new presentation requirements for operating expenses, which must be presented directly on the face of the income statement and classified based on their nature, function, or a combination of both;
•enhanced disclosure requirements related to management-defined performance measures, including explanation of how such measures are calculated and how the reconcile to amounts presented in the financial statements; and
•additional guidance on the aggregation and disaggregation of information in the financial statements and the notes to improve the organization and presentation of financial information.

The standard is required to be applied retrospectively in both annual and interim financial statements.

The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

(ii) Issuance of amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. These amendments clarify the timing of derecognition for financial liabilities settled through electronic payment systems, provide additional guidance on assessing the contractual cash flow characteristics of financial assets with a contingent feature, and introduce new disclosure requirements for equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. While Management is in the process of finalizing its analysis, it currently anticipates that the adoption of these amendments will not have a significant impact on the Company’s consolidated financial statements.

CONTROLS AND PROCEDURES

The CEO and the interim CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Disclosure Controls and Procedures
As a dual listed Company in both Canada and the United States (including the Company's May 2023 U.S. listing and Initial Public Offering on the NYSE), Management is required to complete an evaluation of the design and operating effectiveness of the Company's disclosure controls and procedures was conducted as of March 31, 2026 under the supervision of the CEO and interim CFO as required by CSA National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings as well as Rule 13a-15(e) and Rules 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the interim CFO have concluded that the Company's disclosure controls and procedures were not effective as of March

31, 2026, due to a material weakness in the Company's internal control over financial reporting described further below.

However, giving full consideration to the material weakness described below, the Company has concluded that the Audited Consolidated Financial Statements present fairly, in all material respects, the Company's financial position, the results of its operations, its cash flows, and notes to the consolidated financial statements, for each of the periods presented in accordance with IFRS. Management believes that its processes are well-structured to produce accurate financial information.

Management's Report on Internal Control over Financial Reporting
Both CSA National Instrument 52-109 and Rules 13a-15 and 15d-15 under the U.S. Exchange Act require the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting for the Company, and that those internal controls have been designed, subject to certain conditions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS; and that they have evaluated, or caused to be evaluated, the effectiveness of such internal controls and in this MD&A have disclosed their conclusions on the effectiveness of such controls, and for any material weakness, have disclosed a description of such weakness, the impact of such weakness on financial reporting and internal controls over financial reporting and plans for remediating such weakness.

The CEO and interim CFO have, using the framework and criteria established in "Internal Control – Integrated Framework (2013)" issued by COSO, evaluated the design and operating effectiveness of the Company's internal controls over financial reporting as of March 31, 2026. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

As of March 31, 2026, management determined that it did not maintain effective internal control over financial reporting in one of its international divisions primarily due to enterprise resource planning system ("ERP") transition delays. As a result, the control design associated with management review controls was not sufficiently precise, including controls over the completeness and accuracy of data used in the performance of controls. These deficiencies were determined to create a reasonable possibility that a material misstatement of the Company's consolidated financial statements would not be prevented or detected on a timely basis as of March 31, 2026.

This material weakness did not result in any restatement of the current or previously reported consolidated audited financial statements.

During the three months ended March 31, 2026, the Company also completed its evaluation of its remediation of the previously reported material weakness related to the design and operating effectiveness of controls including evidence of review, and review procedures over the completeness and accuracy of information produced by the entity ("IPE") used in the execution of controls across different classes of transactions (including manually created spreadsheets and system-generated reports) and concluded the material weakness was remediated. The remediation actions included training for control owners and implementing layers of reviews to improve the precision and accuracy of reporting across the organization. In addition, management completed an evaluation of the material weakness related to the design and operating effectiveness of controls over information technology general controls ("ITGCs") for certain information systems and applications, specifically related to evidencing and maintaining sufficient documentation of user access review ("UAR") controls, and concluded the material weakness was remediated. The remediation actions included increased review frequency of UAR for certain applications and improvement in review documentation.

Management, including the CEO and interim CFO, does not expect that the Company's disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Remediation plan for the material weakness
Management and the Board of Directors of the Company are committed to maintaining a strong internal control environment, including continued investment in the Company's SOX Compliance Program and prompt remediation of the material weakness.

Management has commenced an upgrade of its existing ERP system in one of its international divisions, with implementation planned for fiscal 2027. The upgraded ERP system will support the implementation of an effective control design over the completeness and accuracy of data used in the performance of business controls and enhance internal controls through increased process automation.

Senior management has discussed the material weakness with the Audit Committee, which will continue to review progress on these remediation activities. While management believes these actions will contribute to the remediation of the material weakness, the corrective processes and related procedures have not yet been completed. Until the remediation steps set forth above are fully designed, implemented, and operate for a sufficient period of time such that they can be concluded to be operating effectively, the material weakness described above will not be considered remediated. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weakness described above or prevent the incidence of other material weaknesses in the Company's ICFR in the future. As the Company continues to evaluate and work to improve its internal control over financial reporting, management may take additional measures to address control deficiencies.

Changes in internal control over financial reporting
During the year, the Company implemented policies and procedures designed to ensure compliance with the Sarbanes-Oxley Act. Except for the remediation activities described above, there have been no other significant changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to affect, internal control over financial reporting.

RISK FACTORS

Any investment in ATS will be subject to risks inherent to ATS' business. The following risk factors are discussed in the Company's Annual Information Form, which may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

•Macroeconomic, geopolitical and other risks
◦International trade risk;
◦Geopolitical disputes and conflicts, acts of war, terrorism, natural or other disasters, or other disruptive risks;
◦Macroeconomic condition risk;
◦Availability of raw materials and other manufacturing inputs risk;
•Strategic risks
◦Strategy execution risks;
◦Technology and innovation risk;
◦Artificial intelligence risk;
◦Acquisition risks;
◦New product and/or services market acceptance, obsolescence, and commercialization risk;
•Operational risks
◦Security breaches or disruptions of information technology systems risk;
◦Pricing, quality, and delivery risk;
◦First-time program and production risks;
◦Expansion risks;
◦Automation systems pricing risk;
◦Revenue mix risk;
◦Product, failure risks;
◦Availability of human resources and dependence on key personnel risks;
◦Restructuring and work stoppage risk;
◦Regional energy shortages; price increases;
◦Lengthy sales cycles and quarterly results variability risk;
◦Dependence on performance of subsidiaries risk;
◦Risks related to operations in China;
•Commercial and customer related risks
◦Competition risk;
◦Customer concentration risk;
◦Cumulative loss of several significant contracts risk;
◦Other customer-related risks;
◦Lack of long-term customer commitment risk;
◦Industry consolidation risk;
◦Volume risk;
◦Risks associated with product businesses;
•Other external risks
◦Action of activists risks;
◦Infectious disease, pandemic, or similar public health threat risks;
◦Environmental, Social and Governance risk;
•Liquidity, financial, legal and regulatory risks
◦Liquidity, access to capital markets, and leverage risk;
◦Internal controls risk;
◦Cost of compliance risk;

◦Litigation risk;
◦Availability of performance and other guarantees from financial institutions risk;
◦Restrictive covenants risk;
◦Insurance coverage risk;
◦Foreign exchange risk;
◦Doing business in foreign countries risk;
◦Legislative & regulatory compliance risk;
◦Environmental compliance risk;
◦Canadian Corruption of Foreign Public Officials Act (CFPOA), United States Foreign Corrupt Practices Act (FCPA), and Anti-bribery laws risk;
◦Intellectual property risks;
◦Impairment of intangible assets risk;
◦Income and other taxes and uncertain tax liabilities risk;
◦Insolvency or financial distress of third parties risk;
•Risks relating to owning securities
◦Share price volatility risk; and
◦Foreign private issuer risk.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company's strategy to expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisition, and the expected benefits to be derived therefrom; the ABM; the development of the Company's digitalization capabilities; various market opportunities for ATS; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the expectation that the Company's Order Backlog will help mitigate some of the impact of variable Order Bookings on revenue in the short term; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company's approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; expected benefits with respect to the Company's efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers' capital expenditure cycles; the range of the expected reoccurring revenues on a trailing twelve month basis; initiatives in furtherance of revenue growth and improvement of profitability; the expected improvement of the Company's adjusted earnings from operations margin in fiscal 2027 through operational initiatives and portfolio development, and a combination of lower costs achieved from the transportation reorganization, disciplined execution of the ABM across the portfolio, targeted commercial practices, and an improved after-market mix supported by the integration of services directly into the Company's operating units; the expected long-term adjusted earnings from operations margin target; the anticipated range of revenues for the following quarter; the expected revenue growth for fiscal 2027, and the Company’s long term goal to grow revenues greater than market growth rates in its chosen markets; the expectation that the ongoing reorganization of the Company’s transportation-related operations will remove dilutive revenues; the expectation that transportation will no longer be reported as a separate market vertical within the fiscal year; the expectation to continue to operate within the targeted leverage ratio for fiscal 2027; the multi-year free cash flow target; expectation of realization of cost and revenue synergies consistent with announced integration plans; the Company’s long-term goal of non-cash working capital as a percentage of annualized revenues; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities, including any go-to-market reorganization across its lab equipment businesses, with early pipeline activity building, the expected restructuring costs in the following quarter, the expectation that the restructuring and other related costs to be funded by proceeds of the sale of buildings in the U.S. and in Germany in fiscal 2027, the reinvestment of the portion of savings from the reorganization in higher-growth areas, and the expectation of restructuring and reorganization activity to support the Company’s margin expansion initiative throughout fiscal 2027; the expected stock-based compensation expense per quarter in fiscal 2027; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; expected capital expenditures for fiscal 2027; the remediation plan for the material weakness in the Company's internal control over financial reporting, and the effectiveness of the upgraded ERP system; the uncertainty and potential impact on the Company's business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, tariffs imposed by the U.S. and the shifting trade dynamics, geo-political issues, and regional or global conflicts; steps taken by the Company to mitigate risks as a result of the tariffs imposed by the U.S., and the Company’s expectation that such tariffs do not have a material impact on the Company; and the Company's belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the shifting trade dynamics; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; impact of factors such as increased pricing pressure, decreases in availability and a corresponding increase in cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, shifting trade dynamics, and regional or global conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global price increases; inability to successfully expand through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin in fiscal 2027 and over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, price and lead-time volatility, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers' expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activities are not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; the remediation plan for the material weakness in the Company's internal control over financial reporting and the upgraded ERP system are not effective; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS' shares; impact of the leadership transition; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS' Annual Information Form, which are available on the SEDAR+ at www.sedarplus.ca and on the U.S. Securities Exchange Commission's EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations; however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company's business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiative; management's assessment as to the project schedules across all customer contracts in Order Backlog, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation will support revenue growth; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin in fiscal 2027 and over the long term will result in improvements to adjusted earnings from operations margin; the anticipated growth or capabilities in the life sciences, food & beverage, consumer products, energy, and transportation markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company's ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company's competitive position in the industry, including global presence, size and critical mass, technical skills, capabilities and experience, product and technology portfolio, recognized brands, trusted customer relationships, and total-solutions capabilities; the underlying trends driving customer demand for ATS solutions remain favourable; the Company's ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company's customers; planned restructuring and reorganization activities will be implemented as expected and within anticipated cost ranges; and general economic and political conditions, and global events, including any regional and global conflicts, epidemic or pandemic outbreak or resurgence, and the international trade dynamics.

Forward-looking statements included in this MD&A are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS' prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity, and lower costs achieved from the transportation reorganization. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of ATS' operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted revenues", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", "adjusted income tax provision" and "free cash flow", are non-IFRS financial measures, "operating margin", "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of adjusted revenues", "net debt to pro forma adjusted EBITDA", and "adjusted effective tax rate" are non-IFRS ratios, and "reoccurring revenues", "custom integration and automation systems revenues", "products and equipment revenues", "service including spare parts revenues", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of adjusted revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of adjusted revenues. Organic revenue is defined as adjusted revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported adjusted revenues of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of adjusted revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions". Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of adjusted revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter adjusted revenues annualized. Adjusted income tax provision is defined as income tax provision including the tax impact of adjusting items and adjusting for one time tax impacts from transactions in prior periods. Adjusted effective tax rate is adjusted income tax expressed as a percentage of pre tax income. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Reoccurring revenue for ATS is defined as adjusted revenues from ancillary products and services associated with equipment sales and revenue from customers who purchase non-customized ATS products at regular intervals. Custom integration and automation systems revenues are defined as adjusted revenues from end-to-end manufacturing solutions customized to customer needs. Products and equipment revenues are defined as adjusted revenues from modular or standardized equipment and other products. Services including spare parts revenues are defined as adjusted revenues from consulting, digital and other services, including aftermarket services and spares. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenues.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of adjusted revenues" to assess overall liquidity. Management uses adjusted effective tax rate to better evaluate actual tax impact on the financial performance of the Company. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Reoccurring revenues, custom integration revenues, products and equipment revenues and service including spare parts revenues are used by the Company to understand the revenue portfolio of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income (loss), (ii) adjusted net income to net income (loss), (iii) adjusted basic earnings per share to basic earnings (loss) per share (iv) free cash flow to its IFRS measure components (vi) adjusted revenues to revenue and (vii) organic revenue to revenue, in each case for the three- and twelve-months ended March 31, 2026 and March 31, 2025, is contained in this MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of adjusted revenues and (ii) net debt to their IFRS measure components, in each case at both March 31, 2026 and March 31, 2025 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of adjusted earnings from operations to earnings (loss) from operations for the three- and twelve-months ended March 31, 2026 and March 31, 2025 is also contained in this MD&A (see "Earnings and Adjusted Earnings from Operations"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and twelve-months ended March 31, 2026 and March 31, 2025 is also contained in this MD&A (see "Order Backlog Continuity").